FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Sprott Physical Gold Trust (the "Trust") dated August 30, 2010 announcing that the Trust's unaudited interim financial statements for the first and second quarters of the current fiscal year have been filed by the Trust with the U.S. Securities and Exchange Commission (the "SEC") and are available on the public websites of the SEC, the Canadian SEDAR system and the Trust.  In addition, the Trust's annual report for the fiscal year ending December 31, 2009 has been filed with the SEC and is available on the public websites of the SEC, the Canadian SEDAR system and the Trust.

 EXHIBIT 1

Sprott Physical Gold Trust files 2010 unaudited interim financial statements

Toronto, Canada, August 30, 2010 – Unaudited interim financial statements of Sprott Physical Gold Trust (NYSE Arca: PHYS, TSX: PHY.U) (the "Trust") for the first and second quarters of the current fiscal year have been filed by the Trust on SEDAR, on Form 6-K with the U.S. Securities and Exchange Commission (the "SEC") and are available on the SEC's website (www.sec.gov), the Trust's website (www.sprottphysicalgoldtrust.com) and at  www.sedar.com.  Hard copies are available, free of charge, upon request. Any such requests should be directed to Email: ir@sprott.com or by calling toll free: (877) 403-2310.

In addition, the Annual Report on Form 20-F of the Trust for the fiscal year ended December 31, 2009 has been filed with the SEC and on SEDAR.  The Annual Report is available on the SEC's website, the Trust's website and at www.sedar.com. In addition, unitholders can receive a hard copy of the Trust's report on Form 20-F, containing the Trust's complete financial statements, free of charge, upon request.

About Sprott Physical Gold Trust
Sprott Physical Gold Trust is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical gold bullion.  The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion.

Investor contact information:

Telephone: (416) 203-2310
Toll Free: 1 (877) 403-2310
Email: ir@sprott.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST (registrant)
By Sprott Asset Management GP Inc., as general partner of the manager of the Registrant

Dated: August 31, 2010	/s/ Kirsten H. McTaggart
	By:	Kirstin H. McTaggart
Corporate Secretary

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